Exhibit 12

MONSANTO COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2001	2000	2001	2000	1999	1998	1998
Income (Loss) Before Income Taxes, Extraordinary Item and Cumulative Effect of Accounting Change	$ 130	$ 88	$ 463	$ 334	$ 263	$ (60)	$ 1

Add: Fixed charges	25	36	153	272	305	140	68
Less capitalized interest	(2)	(6)	(30)	(37)	(23)	(9)	(9)
Dividends from affiliated companies	0	0	1	1	1	1	1
Equity affiliate expense (subtract equity affiliate income)	10	9	41	34	18	31	(6)

Earnings available for fixed charges	$ 163	$ 127	$ 628	$ 604	$ 564	$ 103	$ 55

Fixed Charges: Interest expense	$ 18	$ 24	$ 99	$ 214	$ 269	$ 121	$ 48
Capitalized interest	2	6	30	37	23	9	9
Portion of rents representative of interest factor	5	6	24	21	13	10	11
Fixed Charges	$ 25	$ 36	$ 153	$ 272	$ 305	$ 140	$ 68

Ratio of Earnings to Fixed Charges	6.52	3.53	4.10	2.22	1.85	0.74	0.81